April 15, 2005

Via EDGAR

Mr. Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	eDiets.com, Inc.
Form 10-K for the year ending December 31, 2004
Filed March 22, 2005

File No. 0-30559

Dear Mr. Spirgel:

This will serve to confirm that the Commission has granted our request for an extension of time to respond to the Commission’s April 1, 2005 letter until on or before 5:00 PM on Wednesday April 20, 2005.

Thank you for your consideration.

Very Truly Yours,

/s/ James A. Epstein
James A. Epstein,
General Counsel